December 22, 2009
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cincinnati Bell Inc. File No. 1-08519 Staff Comment Letter Dated December 16, 2009 Request for Extension
Dear Mr. Spirgel:
Per my exchange of voice mail messages on December 21, 2009 with Jessica Plowgian, Attorney-Advisor, I am writing on behalf of Cincinnati Bell Inc. to request an extension to January 15, 2010 to respond to the Staff’s comment letter dated December 16, 2009.
Please do not hesitate to contact me at 513-397-6351 if you have any questions regarding this request for extension. Thank you for your courtesy.
Very truly yours,

/s/ Christopher J. Wilson Christopher J. Wilson Vice President, General Counsel and Secretary

cc:	Jessica Plowgian, Attorney-Advisor, Securities and Exchange Commission